CUSIP NO. 46924P 10 0                                          Page 1 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934




                           JACKSONVILLE BANCORP, INC.
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   46924P 10 0
                                 (CUSIP Number)


                                Alan Schick, Esq.
                          Luse Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2000
            (Name, Address, Telephone number of Person Authorized to
                      Receive Notices and Communications)

--------------------------------------------------------------------------------

                                   May 3, 2002
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. 9




                         (Continued on following pages)
                                Page 1 of 7 Pages



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CUSIP NO. 46924P 10 0                                          Page 2 of 7 Pages

1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jacksonville Bancorp, MHC          EIN: To Be Applied For

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                       (b)  |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         OO - Shares of Common Stock of Jacksonville Savings Bank held by the Reporting Person were converted into shares of Common Stock of Jacksonville Bancorp, Inc.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
         ITEMS 2(D) OR 2(e)                                                 |_|

         Not Applicable

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

         1,038,738

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         -0-

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

         1,038,738

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,038,738


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CUSIP NO. 46924P 10 0                                          Page 3 of 7 Pages


12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.4%

14.     TYPE OF REPORTING PERSON

         HC


Item 1.   Security and Issuer

        The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $0.01 par value per share ("Common Stock"), of Jacksonville Bancorp, Inc., a Federal stock corporation (the "Issuer"). The address of the Issuer's principal executive office is 1211 West Morton Avenue, Jacksonville, Illinois 62651.

Item 2.   Identity and Background

        This Schedule is filed on behalf of Jacksonville Bancorp, MHC, a federally-chartered mutual holding company (the "Company"). The Company's principal business is to be the mutual holding company parent of the Issuer. The business address of the Company is 1211 West Morton Avenue, Jacksonville, Illinois 62651.

        Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors

Name                            Occupation
----                            ----------

Andrew F. Applebee              Chairman of the Board, Jacksonville Savings Bank

Richard A. Foss                 President/Chief Executive Officer, Jacksonville
                                Savings Bank

Roger D. Cannell                President of Cannell & Sheehan, Ltd.; Certified
                                Public Accountant

Michael R. Goldasich            President of Goldasich Audo Architects

Dean H. Hess                    Grain and livestock farmer

Emily J. Osburn                 Retired--Manager of radio stations WLDS and WEAI


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CUSIP NO. 46924P 10 0                                          Page 4 of 7 Pages


Harvey D. Scott, III            Orthopedic surgeon

John C. Williams                Senior Vice President and Trust Officer,
                                Jacksonville Savings Bank

Executive Officers Who Are Not Directors

Name                            Current Position
----                            ----------------

Roger L. McKinney               Executive Vice President

(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)     All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

        On May 3, 2002, the Issuer was formed as the stock holding company of Jacksonville Savings Bank (the "Bank"). Pursuant to an Agreement and Plan of Reorganization (the "Reorganization") that was approved by the Office of Thrift Supervision (the "OTS"), the Bank became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company. On that date, each outstanding share of Common Stock, par value $1.00 per share, of the Bank was converted into one share of Common Stock, par value $0.01 per share, of the Issuer.

        Information with respect to conversion of Common Stock by the Insiders has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

Item 4.   Purpose of Transaction

        The purpose of the establishment of the stock holding company and conversion of shares of the Issuer's Common Stock reported herein is for the facilitation of acquisition of other financial institutions, the repurchase of common stock and the diversification of holding company operations. However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to

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CUSIP NO. 46924P 10 0                                          Page 5 of 7 Pages


change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

        In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.   Interest in Securities of the Issuer

     a. As of May 3, 2002, the Company directly and beneficially owned 1,038,738 shares of the Issuer's Common Stock, which represented 54.4% of the issued and outstanding shares of Common Stock on such date. Information with respect to the number and percentage of shares owned by Insiders has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it. Information with respect to the voting and dispositive power of Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

     c. The Company has not effected any transaction in the Issuer's Common Stock within the past 60 days. Information with respect to transactions by Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or


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CUSIP NO. 46924P 10 0                                          Page 6 of 7 Pages


calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock. Certain insiders have received options and recognition plan share awards. Such options and stock awards are reflected in such insider reports filed with the SEC pursuant to Section 16(a) of the Exchange Act.

Item 7.   Material to be Filed as Exhibits

        None.










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CUSIP NO. 46924P 10 0                                          Page 7 of 7 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                            JACKSONVILLE BANCORP, MHC



                                            By:/s/ Richard A. Foss
                                               ---------------------------------
                                               Richard A. Foss
                                               President and Chief Executive
                                               Officer


Date:  May 31, 2002











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